Exhibit 99.3
Attention Business/Financial Editors:
Belzberg Technologies Reports Third Quarter Results

            TORONTO, Nov. 5 /CNW/ - Belzberg Technologies Inc. today announced revenues of $8.0 million for the third quarter of fiscal 2002 ending September 30th - an increase of 27% from the same period a year ago. For the nine months ended September 30th, revenues are up 32% from the same period a year ago.

            Earnings before interest, taxes, amortization and other non-recurring items relating to restructuring charges in the quarter was positive $247,000, a substantial increase over the same period in the prior year when the Company had a loss of $411,000. This also represents an improvement in profitability of over $470,000 over the second quarter of the current fiscal year.

            Net loss for the third quarter was $767,000, including $552,000 of non-cash amortization charges and a $422,000 charge for employee severance relating to the Company's restructuring within its finance, administrative and floor brokerage operations. The Company's net loss per share in the quarter was $(0.06) as compared to $(0.08) in the same period in 2001.

            "I am pleased with the continued improvement in our financial results during the quarter," said CEO Sid Belzberg. "Even more important to our business going forward however are the announcements about becoming a member of the National Securities Clearing Corporation in early September, and our announcement yesterday about becoming a member of the New York Stock Exchange. I believe these are two of the most significant milestones in the Company's history as it clears the way for our becoming self-clearing. Clearing trades ourselves should lead to significant improvements in profitability. It should also allow us to aggressively pursue new business opportunities due to our lower cost structure."

            "In addition to the good news from the regulators, it is important to note the strength of the Company's balance sheet," said CFO Steve Wilson. "Belzberg ended its third quarter with over $15.5 million of cash on its balance sheet, and approximately the same amount in working capital. That financial strength should allow us to fund future internal growth and possible acquisitions that may require a cash component to the deal."

            About Belzberg Technologies Inc.

            Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

            Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operation, markets, products, prices and other factors.

   BELZBERG TECHNOLOGIES INC.
   Consolidated Balance Sheets
   (in Canadian dollars)
   (Unaudited)

---------------------------------------------------------------------------------

                                                    September 30,    December 31,
                                                        2002              2001
                                                    -------------    ------------

    ASSETS

    CURRENT
      Cash and cash equivalents ................     $15,515,373     $ 6,361,427
      Accounts receivable ......................       3,717,701       4,715,206
      Government assistance receivable .........         218,646            --
      Prepaid expenses and other receivables ...         746,687         970,681
                                                    -------------    ------------
                                                      20,198,407      12,047,314

    CAPITAL ASSETS .............................       5,777,412       4,647,962

    GOODWILL ...................................         755,239         755,239
                                                    -------------    ------------
                                                     $26,731,058     $17,450,515
                                                    -------------    ------------

    LIABILITIES

    CURRENT
      Accounts payable and accrued liabilities .     $ 2,125,379     $ 1,961,393
      Accrued restructuring charges ............         382,444            --
      Consideration payable ....................            --           362,674
      Deferred revenue .........................          35,567         786,870
      Bank loan ................................         638,300         633,211
      Current portion of obligations
       under capital lease .....................       1,713,914       1,390,296
                                                    -------------    ------------
                                                       4,895,604       5,134,444

    DEFERRED REVENUE ...........................            --             9,224

    OBLIGATIONS UNDER CAPITAL LEASE ............       1,444,516       1,502,138
                                                    -------------    ------------
                                                       6,340,120       6,645,806
                                                    -------------    ------------


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
    SHAREHOLDERS' EQUITY

    CAPITAL STOCK ..................           34,706,917            22,813,253

    CONTRIBUTED SURPLUS ............              398,979                  --

    WARRANTS .......................            2,573,085             1,782,900

    DEFICIT ........................          (17,288,043)          (13,791,444)
                                             -------------          ------------
                                                                     20,390,938
                                                                     10,804,709
                                             -------------          ------------
                                             $ 26,731,058          $ 17,450,515
                                             -------------          ------------

    BELZBERG TECHNOLOGIES INC.
    Consolidated Statements of Operations and Deficit
    (in Canadian dollars)
    (Unaudited)

----------------------------------------------------------------------------------------------------------------------
                              Three months ended                 Nine months ended
                                  September 30,                    September 30,
                              2002            2001             2002                     2001

    REVENUE ..........   $  8,010,559    $  6,331,801    $ 22,929,607               $ 17,325,997

    COST OF REVENUE ..      4,327,999       2,879,606      12,264,899                  7,088,072
----------------------------------------------------------------------------------------------------------------------
    GROSS MARGIN .....      3,682,560       3,452,195      10,664,708                 10,237,925
----------------------------------------------------------------------------------------------------------------------

    OPERATING EXPENSES
      Sales and
       marketing .....      1,100,506       1,081,488       2,885,712                  3,320,511
      Research and
       development ...      1,281,827         916,303       3,690,221                  2,736,718
      Government
       assistance ....           --              --          (218,646)                      --
      Administration .      1,389,442       2,094,924       4,462,440                  4,763,045
      Foreign exchange
       gain ..........       (335,899)       (262,072)        (92,592)                  (318,116)
      Non-recurring
       Philadelphia
       expenses ......           --            32,871         302,053                     32,871
----------------------------------------------------------------------------------------------------------------------
                             3,435,876      3,863,514      11,029,188                 10,535,029
----------------------------------------------------------------------------------------------------------------------


    EARNINGS (LOSS)
     FROM CONTINUING
     OPERATIONS BEFORE
     UNDERNOTED ITEMS         246,684        (411,319)       (364,480)                  (297,104)

      Amortization ...        552,424         446,915       1,573,322                  1,289,813
      Interest expense,
       net ...........         38,417          28,982         203,264                     99,876
      Restructuring
       charges .......        422,488            --         1,265,108                       --
----------------------------------------------------------------------------------------------------------------------

    LOSS FROM CONTINUING
     OPERATIONS BEFORE
     INCOME TAXES ....       (766,645)       (887,216)     (3,406,174)                (1,686,793)

    INCOME TAXES .....           --              --            40,725                      8,614
----------------------------------------------------------------------------------------------------------------------

    LOSS FROM CONTINUING
     OPERATIONS ......       (766,645)       (887,216)     (3,446,899)                (1,695,407)

    LOSS FROM DISCONTINUED
     OPERATIONS ......           --          (662,027)           --                   (1,193,301)
----------------------------------------------------------------------------------------------------------------------

    NET LOSS .........       (766,645)     (1,549,243)     (3,446,899)                (2,888,708)

    DEFICIT, BEGINNING
     OF PERIOD .......    (16,521,398)    (10,812,207)    (13,791,444)                (9,075,468)

    PREMIUM ON REPURCHASE
     OF COMMON SHARES            --          (219,228)        (49,700)                  (616,502)
----------------------------------------------------------------------------------------------------------------------
    DEFICIT, END OF
     PERIOD ..........   $(17,288,043)   $(12,580,678)   $(17,288,043)              $(12,580,678)
----------------------------------------------------------------------------------------------------------------------
    LOSS PER SHARE FROM
     CONTINUING OPERATIONS
      Basic and
       diluted .......   $      (0.06)   $      (0.08)   $      (0.29)              $      (0.15)
----------------------------------------------------------------------------------------------------------------------
    LOSS PER SHARE
      Basic and
       diluted .......   $      (0.06)   $      (0.14)   $      (0.29)              $      (0.26)
----------------------------------------------------------------------------------------------------------------------

    WEIGHTED AVERAGE
     NUMBER OF
     OUTSTANDING
     COMMON SHARES ...     13,764,826      10,993,529      12,060,069                 10,993,529

    BELZBERG TECHNOLOGIES INC.
    Consolidated Statements of Cash Flows
    (in Canadian dollars)
    (Unaudited)
----------------------------------------------------------------------------------------------------------------------
                                 Three months ended           Nine months ended
                                     September 30,               September 30,
                                2002           2001            2002          2001
                           ------------   ------------    ------------   ------------

    CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES
      Loss from
       continuing
       operations .....     $ (766,645)     $ (887,216)   $ (3,446,899)   $ (1,695,407)
      Items not
       affecting cash
       and cash equivalents
        Amortization of
         capital assets        552,424         416,625       1,573,322       1,198,947
        Amortization of
         goodwill .....           --            30,290            --            90,866
        Amortization of
         gain on sale
         and leaseback
         of capital
         assets .......        (26,238)        (24,379)        (78,814)        (75,049)
        Compensation
         expense of stock
         options granted
         to consultants          3,875            --             7,750            --
      Changes in non-cash
       working capital
       items ..........        138,744         169,538         935,545         585,314
----------------------------------------------------------------------------------------------------------------------
                               (97,840)       (295,142)     (1,009,096)        104,671
----------------------------------------------------------------------------------------------------------------------

    INVESTING ACTIVITIES
      Payment of
       consideration due
       for acquisition
       of Robert C. Sheehan
       & Associates, Inc.         --              --          (362,674)           --
      Acquisition of
       Robert C. Sheehan
       & Associates, Inc.
       net of cash
       acquired .......           --        (1,022,493)           --          (352,429)
      Purchase of capital
       assets .........       (284,047)       (522,611)     (1,268,806)     (1,453,000)
----------------------------------------------------------------------------------------------------------------------
                              (284,047)     (1,545,104)     (1,631,480)     (1,805,429)
----------------------------------------------------------------------------------------------------------------------

    FINANCING ACTIVITIES
      Repayment of
       obligations under
       capital lease ..       (432,927)       (282,009)     (1,212,695)       (791,464)
      Proceeds from
       bank loan ......           --           744,442         255,558         744,442
      Repayment of
       bank loan ......        (84,316)        (27,464)       (250,469)        (27,464)
      Net proceeds
       from issuance
       of common shares           --              --        12,254,853       4,698,991
      Proceeds on issuance
       of warrants ....           --              --           847,626            --
      Proceeds from
       the exercise of
       stock options ..          6,000           5,000           6,000          25,000
      Repurchase of
       common shares ..           --          (303,893)       (106,351)       (787,050)
----------------------------------------------------------------------------------------------------------------------
                              (511,243)        136,076      11,794,522       3,862,455
----------------------------------------------------------------------------------------------------------------------

    NET INCREASE IN
     CASH AND CASH
     EQUIVALENTS
     FROM CONTINUING
     OPERATIONS .......       (893,130)     (1,704,170)      9,153,946       2,161,697

    NET CASH USED BY
     DISCONTINUED
     OPERATIONS .......           --          (287,696)           --          (725,334)
----------------------------------------------------------------------------------------------------------------------
    NET INCREASE
     (DECREASE) IN CASH
     AND CASH EQUIVALENTS     (893,130)     (1,991,866)      9,153,946       1,436,363

    CASH AND CASH
     EQUIVALENTS,
     BEGINNING OF
     PERIOD ...........     16,408,503       9,070,153       6,361,427       5,641,924
----------------------------------------------------------------------------------------------------------------------

    CASH AND CASH
     EQUIVALENTS,
     END OF PERIOD ....   $ 15,515,373    $  7,078,287    $ 15,515,373    $  7,078,287
----------------------------------------------------------------------------------------------------------------------
    CASH AND CASH
     EQUIVALENTS:
      Cash ............   $  7,586,205    $  4,684,694    $  7,586,205    $  4,684,694
      Cash
       equivalents ....      7,929,168       2,393,593       7,929,168       2,393,593
----------------------------------------------------------------------------------------------------------------------
                          $ 15,515,373    $  7,078,287    $ 15,515,373    $  7,078,287
----------------------------------------------------------------------------------------------------------------------
    SUPPLEMENTAL CASH
     FLOW INFORMATION
      Value of share
       capital recorded
       for compensation
       expense ........   $       --      $     79,620    $       --      $    136,560

      Value of
       compensation
       options issued
       on private
       placement ......   $       --      $       --      $    310,539    $       --

      Acquisition of
       capital assets
       with debt ......   $    301,040    $    406,947    $  1,433,966    $    799,728

      Interest paid ...   $    114,376    $     85,757    $    367,889    $    349,050

      Income taxes
       paid ...........   $       --      $       --      $     17,761    $      8,614

%SEDAR:00008836E
-30-
For further information: Steve Wilson, Belzberg Technologies Inc.,
(416) 360-2920, swilson@belzberg.com